Codere Online Luxembourg, S.A.

7 rue Robert Stümper

L-2557 Luxembourg,

Grand Duchy of Luxembourg

June 8, 2026

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Christopher Dunham

RE:	Codere Online Luxembourg, S.A. (the “Company”)

Registration Statement on Form F-3 (the “Registration Statement”)

Filed June 2, 2026

File No. 333-296418

Dear Mr. Dunham:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 10, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Codere Online Luxembourg, S.A.

By:	/s/ Aviv Sher
Name: Aviv Sher
Title: Chief Executive Officer